Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Constellation Brands Inc (STZ)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Constellation Brands Inc (STZ)
Vote Yes: Item #5 - Stockholder Proposal Regarding Greenhouse Gas Emissions

Annual Meeting: July 17, 2024

CONTACT: Parker Caswell | pcaswell@asyousow.org

SUMMARY

To meet the Paris Agreement’s goal of limiting global warming to 1.5°C and thereby avoid the worst effects of climate change, all companies must reach Net Zero emissions by 2050. The food and beverage sector plays a pivotal role in reaching the Paris Agreement’s goal as it accounts for more than a third of global greenhouse gas (“GHG”) emissions.1

Constellation Brandsis a leading international producer and marketer of beer, wine, and spirits, and is the second largest beer company in the world.2 As an international company with a widely distributed and carbon intensive supply chain, it is in Constellation Brands' best interest to understand and address climate-related financial risk, including reducing risk created by emissions from its operations and supply chain; proactively planning to meet current and future climate-related regulations; and limiting the physical effects of climate change on the Company’s core business operations.

Yet, despite growing climate risk, including significant climate related risk to the agricultural commodities necessary to produce Constellation Brands’ products, the Company does not have a Paris-aligned interim or Net Zero GHG emission reduction target.3 Although the Company does have a near-term Scope 1 and Scope 2 target, the ambition of this target is insufficient to align with the goals of the Paris Agreement. Furthermore, Constellation Brands does not have a target for reducing its Scope 3 emissions, which make up more than 95% of the Company’s reported GHG emissions.4

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1 https://www.ul.com/resources/food-and-beverage-industry-scope-3-emissions-reporting#:~:text=The%20food%20and%20beverage%20industry,external%20stakeholders%20are%20on%20board.

2 https://www.sec.gov/Archives/edgar/data/16918/000001691824000054/stz-20240229.htm p.1

3 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798 p.30

4 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798 p.32-34

2024 Proxy Memo Constellation Brands Inc | Greenhouse Gas Emissions

Many of Constellation Brands’ peers and competitors including Molson Coors, Heineken, AB InBev, and Rémy Cointreau have all set externally validated science-based GHG emissions reduction targets for their Scope 1, 2, and 3 emissions,5 far exceeding Constellation Brands’ limited climate goals.

To ensure that Constellation Brands is aligned with its peers, reducing its contributions to climate change, and mitigating its exposure to material climate-related risk factors, shareholders request that the Company issue a report disclosing how Constellation Brands intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's 1.5°C goal.

THE RESOLUTION

BE IT RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding confidential information, disclosing how Constellation Brands intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

RATIONALE FOR A YES VOTE

1.	Constellation Brands’ current decarbonization strategy exposes the Company to material climate-related financial risk

2.	Constellation Brands fails to implement the proposal by not disclosing how the Company plans to reduce its full value-chain GHG emissions in alignment with the Paris Agreement’s 1.5°C goal.

3.	Constellation Brands lags peers in and Paris-aligned target-setting.

DISCUSSION

1.	Constellation Brands’ current decarbonization strategy exposes the Company to material climate-related financial risks.

Supply Chain Disruptions

Constellation Brands’ lack of science-based GHG emission reduction targets exposes the Company to growing climate-related risks via the Company’s extensive and internationally distributed supply chains. Failure to understand, monitor, and address these risks -- including supply chain disruptions from climate related storms, droughts, heat waves and flooding; shifting climate regulations; physical damage to logistical operations; and shipping and distribution delays, among others – will impair the Company’s value and long-term viability. Constellation Brands has significant operations in the U.S., Mexico, New Zealand, and Italy,6 each of which are connected by a broad logistical network.7

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5 https://sciencebasedtargets.org/companies-taking-action

6 https://www.sec.gov/Archives/edgar/data/16918/000001691824000054/stz-20240229.htm p.67

7 https://ccli.ubc.ca/climate-change-has-become-critically-important-for-the-retail-sector/#:~:text=Climate%20risks%20affect%20supply%20chain,uncertainty%20and%20magnitude%20of%20supply

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2024 Proxy Memo Constellation Brands Inc | Greenhouse Gas Emissions

In its most recent annual report, Constellation Brands identifies agricultural products as the “principal components” for its beer, wine, and spirits segments.8 Because of its ubiquitous reliance on agricultural feedstocks such as grains, grapes, and yeast, Constellation Brands faces acute risk from climate-related disruptions to agriculture and agricultural supply chains. The increasing severity and frequency of climate-related heat and drought events has already been linked to negative impacts on crop yields,9 and the continuation of this trend is a growing threat to the agricultural sector in the coming decades.10

By assessing disclosing how the Company plans to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal, Constellation Brands can identify which of its key suppliers have outsized GHG emissions and begin to take action to mitigate risk posed by the most climate-intensive segments of its operations. Additionally, setting GHG emissions reduction targets and decarbonizing the Company’s supply chain will reduce Constellation Brands’ risk of noncompliance with the broad array of evolving international climate regulations.

Operational Risks

It is estimated that the economic damages from climate change cost the global economy nearly $1.5 trillion between 2010 and 2019,11 and losses are estimated to grow to nearly $40 trillion by 2050.12 Constellation Brands is no stranger to these impacts and identifies physical risks from the changing climate multiple times in the risk assessment of its most recent annual report.13

Specifically, the Company has identified droughts in both California and Mexico as major risk factors to its operations.14 As a company that directly relies on water to produce all its products, the increasing frequency and severity of droughts due to climate change in many of Constellation Brands’ key production areas15 is of utmost concern to shareholders. Despite openly acknowledging these risks, Constellation Brands has not adopted an actionable plan to reduce its contributions to climate change or, importantly, to ensure that its supply chains are both responding to climate risk and reducing their GHG emissions. To limit the growing risk that the physical effects of climate change pose to the Company, Constellation Brands should disclose how it intends to reduce its full value-chain emissions in alignment with the goals of the Paris Agreement.

Reputational Risk

Constellation Brands’ lack of Paris-aligned GHG emissions reduction targets also exposes the Company to material reputational risk. Consumers are increasingly climate-conscious, and investors increasingly seek ambitious GHG emissions reduction strategies.16 Constellation Brands’ limited climate commitments position the Company as a sustainability laggard amongst its peers, and risks damaging the Company’s reputation, brand image, and inevitability.

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8 https://www.sec.gov/Archives/edgar/data/16918/000001691824000054/stz-20240229.htm p.7-8

9 https://www.nature.com/articles/s41598-023-29378-2

10 https://yaleclimateconnections.org/2022/09/ags-challenging-future-in-a-changing-climate/

11 https://www.weforum.org/agenda/2023/11/climate-crisis-cost-global-economies/

12 https://www.forbes.com/sites/feliciajackson/2024/04/22/with-climate-damages-at-38trn-annually-the-economy-needs-action-now/?sh=7ef2c42b4cb3

13 https://www.sec.gov/Archives/edgar/data/16918/000001691824000054/stz-20240229.htm#i91d8a4235c724235a9b7e744237b8e6f_22 p.i-ii, 17, 20-21

14 https://www.sec.gov/Archives/edgar/data/16918/000001691824000054/stz-20240229.htm#i91d8a4235c724235a9b7e744237b8e6f_22 p.17

15 https://www.usgs.gov/science/science-explorer/climate/droughts-and-climate-change

16 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets

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2024 Proxy Memo Constellation Brands Inc | Greenhouse Gas Emissions

Investors increasingly expect companies to make climate-related risk disclosures and set targets for mitigating climate risk. Climate Action 100+ (CA100+), a global investor initiative with over 700 investor members, has issued a Net Zero Company Benchmark (the Benchmark) that aims to secure greater disclosure of climate risk and robust emission reduction strategies. Scope 3 value-chain disclosures and targets are a necessary condition for meeting over half of the Benchmarks indicators, and Constellation Brands’ failure to align with the Benchmark is a negative indicator for the many investors who use or support the CA100+’s framework.

Further, Constellation Brands’ ability to set science-aligned emission reduction targets is an essential indicator for investors analyzing the Company’s degree of exposure to climate risk and its ability to thrive and grow in a low-carbon economy. To meet investor demands related to climate change, capitalize on the benefits of a decarbonizing economy – particularly with regard to resiliency of its agricultural supply chains --, and mitigate reputational risk, Constellation Brands should disclose how the Company plans to reduce its full value chain emissions in alignment with the goals of the Paris Agreement.

2.	Constellation Brands fails to implement the proposal by not disclosing how the Company plans to reduce its full value-chain GHG emissions in alignment with the Paris Agreement’s 1.5°C goal.

Constellation Brands’ current GHG emissions reduction target is insufficient to align with the rapid decarbonization necessary to avoid the worst economic and physical consequences of climate change. Primarily, the Company fails to implement the proposal by not disclosing any GHG emissions reduction target or goal beyond fiscal year 2025. This gap means investors have no information about Constellation Brands’ long-term decarbonization strategy, and about its ability to compete and grow in a low-carbon economy. To align the most ambitious goal of the Paris Agreement, companies should commit to a goal of Net Zero emissions by 2050 or sooner, which Constellation Brands has not done.

Constellation Brands’ interim 2025 GHG reduction target covers only its Scope 1 and Scope 2 emissions, which makes up less than 5% of the Company’s overall carbon footprint and fails to address the company’s dependence on agricultural outputs, a sector whose success is dependent on a stable climate.17 Constellation Brands has failed to establish any Scope 3 emissions reduction goal, even though its Scope 3, value-chain emissions made up more than 95% of the Company’s emissions in the most recent reporting year.18 Moreover, Constellation Brands’ current operational goal, which calls for 3% GHG emissions reduction per annum over the next 3 years, is significantly less ambitious than what is called for by most 1.5°C aligned decarbonization scenarios, including the Science Based Targets initiative (“SBTi”) Corporate Net Zero Standard. Additionally, the Company’s most recent sustainability report does not report any GHG reduction goals beyond 2025.19

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17 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798 p.32-34

18 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798 p.32-34

19 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798 p.12-14

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2024 Proxy Memo Constellation Brands Inc | Greenhouse Gas Emissions

To satisfy shareholder concerns about the mitigation of climate-related risk, Constellation Brands should set science-based interim and Net Zero GHG emissions reduction targets covering Scope 1, 2, and 3 emissions. Without these comprehensive targets, the Company cannot demonstrate how it will mitigate risk and thrive in a low carbon economy.

3.	Constellation Brands lags peers in Paris-aligned target-setting.

Constellation Brands’ lack of Scope 1-3, Paris-aligned GHG emissions reduction targets positions the Company as a clear laggard amongst its peers and major competitors. Both Heineken and Molson Coors have near-term, long-term, and net-zero Scope 1-3 targets that are validated by the SBTi.20 Similarly, Anheuser-Busch InBev has a near-term Scope 1-3 targets validated by the SBTi,21 indicating a strong commitment to align with the goals of the Paris Agreement in a timely fashion. Constellation Brands’ single, near-term Scope 1 and 2 target is not externally validated and does not include Scope 3 emissions which represent most of the Company’s emissions profile.22

Constellation Brands directly identifies these three peers as “principal competitors” for the beer segment in its most recent annual report, where it acknowledges that “the beverage alcohol industry is highly competitive.”23 Companies who are perceived as having weaker sustainability commitments are at a distinct competitive disadvantage among key consumer groups, including younger consumers who are more concerned about sustainability24 than older consumers and are forming product allegiances that can continue throughout their lives. To avoid being perceived as a sustainability laggard by both consumers and investors, Constellation Brands should disclose how it intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's goals.

Company	SBTi-validated Scope 1-3 GHG reduction target
Constellation Brands	No
Anheuser-Busch InBev	Yes
Heineken	Yes
Molson Coors	Yes

RESPONSE TO THE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Despite claiming to be “aligned with the intent of the Proponent’s mission,” the Constellation Brands Board of Directors (“the Board”) recommends a vote against this proposal on the grounds that it is "an unnecessary use of the Company’s funds, resources, and talent…”

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20 https://sciencebasedtargets.org/companies-taking-action

21 https://sciencebasedtargets.org/companies-taking-action

22 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798 p.32-34

23 https://www.sec.gov/Archives/edgar/data/16918/000001691824000054/stz-20240229.htm p.6

24 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

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2024 Proxy Memo Constellation Brands Inc | Greenhouse Gas Emissions

While proponents appreciate the Company’s symbolic desire to align with the intent of the proposal, this declaration its actions do not, in fact, reduce the Company’s GHG emissions or provide sufficient decision-useful information to investors regarding the Company’s efforts to develop Paris-aligned GHG emissions reduction targets and mitigate climate-related financial risk. Climate change represents an unprecedented threat to both the economy as a whole and to Constellation Brands. The Board’s claim that mitigating climate-related financial risk is “unnecessary” is of concern to shareholders and is directly refuted by the demonstrable damage that climate-related risk factors have already caused,25 and will continue to cause, to Constellation Brands.

Additionally, the Board claims that it does not believe that the “proposal would add meaningfully to our ongoing reporting and disclosure effort.” While proponents acknowledge and appreciate the Company’s ongoing efforts to improve and expand its GHG emissions disclosures, actual, realized GHG emissions reductions are essential to mitigating climate-related finical risk, and Constellation Brands has only a short-term operational goal and no GHG emission reduction target for its Scope 3 emissions, which are the Company’s largest emissions category. To meaningfully address the material financial risk that climate change poses to the Company and its shareholders, Constellation Brands must actively seek to reduce its GHG emissions in alignment with the Paris Agreements 1.5°C goal, and the first step to achieving these reductions is necessarily target setting. Shareholders ask the Company to develop and report on its plans to adopt and implement science based GHG reduction targets for its full scope of emissions to reduce risk to itself and the climate.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5.

To mitigate its exposure to climate-related financial risk and reduce its contributions to climate change, Constellation Brands should disclose how it intends to reduce its full value chain greenhouse gas emissions in alignment with the goals of the Paris Agreement. We urge a vote “FOR” this proposal.

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For questions, please contact Parker Caswell, As You Sow, pcaswell@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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25 https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-22-000069/0000016918-22-000069.pdf p.46

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